				Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$64,620	$58,928	$60,424	$59,931	$57,117
Interest applicable to rentals	3,793	3,426	3,039	3,914	4,463

Total fixed charges, as defined	$68,413	$62,354	$63,463	$63,845	$61,580

Earnings as defined:
Net Income	$106,003	$105,948	$111,644	$140,258	$136,081
Add:
Provision for income taxes:
Total	75,845	78,013	69,343	54,529	45,447
Fixed charges as above	68,413	62,354	63,463	63,845	61,580

Total earnings, as defined	$250,261	$246,315	$244,450	$258,632	$243,108

Ratio of earnings to fixed charges, as defined	3.66	3.95	3.85	4.05	3.95